EXHIBIT 2

EURO DISNEY S.C.A. GROUP

First Half 2005 Results Announcement

Six Months Ended March 31, 2005

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

	First Half	First Half
(unaudited, € in millions)	2005	2004

Net Loss	(80.9)	(108.9)

Items Not Requiring Cash Outlays:
Depreciation and amortisation	71.8	73.7
Changes in working capital items	(71.6)	58.9
Minority interests	(17.7)	(3.6)
Other	1.4	4.8
Cash Flows from (used in) Operating Activities	(97.0)	24.9

Capital expenditures for tangible and intangible assets	(18.7)	(12.2)
Other	0.1	(0.1)
Cash Flows used in Investing Activities	(18.6)	(12.3)

Gross proceeds from equity offering	253.3	—
Payment of equity issuance costs	(15.7)	—
Proceeds from new borrowings	—	7.5
Repayments of borrowings	(114.8)	(40.0)
Decrease in debt security and other deposits	94.9	29.9
Debt restructuring costs	(12.4)	(3.1)
Cash Flows from (used in) Financing Activities	205.3	(5.7)

Change in cash and cash equivalents	89.7	6.9
Cash and cash equivalents, beginning of period	131.3	94.6
Cash and Cash Equivalents, end of period	221.0	101.5

Supplemental Cash Flow Information:
Interest paid	62.6	42.0

Non-Cash Financing and Investing Transactions:
Deferral into borrowings of previous TWDC line of credit	110.0	—
Deferral into borrowings of accrued interest under CDC subordinated loans	59.8	—
Unconditional deferral into borrowings of fiscal year 2005 royalties and management fees	25.0	—

	March 31,		March 31,
(unaudited, € in millions)	2005		2004
Cash	11.8		14.9
Short-term investments	209.5		86.7
Bank Overdrafts (recorded in accounts payable and accruals)	(0.3)		(0.1)
Cash and Cash Equivalents, end of period	221.0	(1)	101.5	(1)

(1)                   Includes € 49.4 million and € 49.2 million of cash and short-term investments of the consolidated financing Companies as of March 31, 2005 and March 31, 2004, respectively.